SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ____________

Commission file number: 001-31256

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CLARK, INC. 401K SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Clark, Inc.
The Clark Consulting Building
102 South Wynstone Park Drive
North Barrington, Illinois 60010

REQUIRED INFORMATION

The Clark, Inc. 401k Savings Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA.

CLARK, INC. 401K SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
Clark, Inc. 401k Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Clark, Inc. 401k Savings Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Clark, Inc. 401k Savings Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Lane Gorman Trubitt, L.L.P.

Dallas, Texas
June 15, 2006

Clark, Inc. 401k Savings Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31,

	2005	2004

ASSETS
Investments at fair value:
Mutual funds	$56,464,249	$50,351,668
Investment in Clark, Inc.	711,234	859,864
Common/collective trust	60,148	-
Self-directed brokerage accounts	-	135,255
Interest bearing cash	2,372,522	1,913,082
Participant loans	932,809	864,825

Total assets	60,540,962	54,124,694

LIABILITIES
Account payable	4,532	-

NET ASSETS AVAILABLE FOR BENEFITS	$60,536,430	$54,124,694

The accompanying notes are an integral part of these statements.

Clark, Inc. 401k Savings Plan
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years ended December 31,

	2005	2004

ADDITIONS
Net appreciation in fair value of investments	$4,434,186	$5,348,745
Interest and dividend income	133,752	64,698
Participant contributions	5,994,812	5,724,180
Rollover contributions	207,165	822,249
Employer contributions	2,036,026	2,009,147

Total additions	12,805,941	13,969,019

DEDUCTIONS
Benefit payments to participants	6,351,307	3,696,731
Administrative expenses	42,898	50,124

Total deductions	6,394,205	3,746,855

NET INCREASE	6,411,736	10,222,164

Net assets available for benefits at:
Beginning of year	54,124,694	43,902,530

End of year	$60,536,430	$54,124,694

The accompanying notes are an integral part of these statements.

Clark, Inc. 401k Savings Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

1.	DESCRIPTION OF PLAN

The following description of the Clark, Inc. 401k Savings Plan (the “Plan”) f/k/a the Clark/Bardes, Inc. 401k Savings Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution covering substantially all employees of Clark, Inc. and participating employers (the “Company”) under the provision of section 401(a) of the Internal Revenue Code (“IRC”), which includes a qualified cash or deferred arrangement as described in section 401(k) of the IRC, for the benefit of eligible employees of the Company.

All employees of the Company are eligible to participate on the first day of employment, provided they are at least 21 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan is administered by a group of trustees appointed by the Board of Directors of the Company. The duties of the trustees are to oversee the operations of the Plan and to provide for prudent investment of Plan assets. Accordingly, the trustees have been granted discretionary authority concerning investment and management activities.

Contributions

Participants may elect to defer a portion of their total compensation into the Plan subject to a maximum contribution as required under Section 402(g) of the Internal Revenue Code (the “Code”). Participants may also contribute amounts representing distributions from other qualified benefit plans. Participants direct the investment of their contributions into various investment options offered by the Plan.

The Company makes a non-discretionary matching contribution proportionate to the participants’ elective contributions, up to three percent (3%) of their compensation. Each covered employee is eligible for non-discretionary matching contribution in the calendar quarter following six months of service. The Company may make additional contributions to the Plan each year at the sole discretion of the Company, within the limits of Internal Revenue Service Regulations.

Participant Accounts

Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions and related employer matching and nonelective contributions, as well as the participant’s share of investment income, appreciation (depreciation) and any related administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their elective contributions and the earnings received on those contributions. Vesting in the remainder of their accounts and the earnings thereon is based upon years of service with the Company. After completing 3 years of service, participants will be one hundred percent (100%) vested. Full and immediate vesting will also occur upon attainment of normal retirement age, early retirement age if still employed at that date, death or disability. Participants who leave the Company before they are fully vested in the Company’s contributions forfeit their nonvested portion.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 5.0 percent to 10.5 percent, which are commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest is paid ratably through payroll deductions

Clark, Inc. 401k Savings Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

1.	DESCRIPTION OF PLAN (Continued)

Investment Options

Upon enrollment in the Plan, a participant may direct the contributions made to the Plan, for or on behalf of the participant, to any one or more of the investment funds determined at the discretion of the Plan committee and in such multiples as the participant prescribes. A participant may change his or her investment direction with respect to future contributions or redirect the investment of his or her account balances.

Payment of Benefits

On retirement, death, disability, or termination of service, a participant (or participant’s beneficiary in the event of death) may elect to receive a lump-sum distribution equal to the participant’s vested account balance. In addition, in-service and hardship distributions are permitted if certain criteria are met. Benefits are recorded when paid.

Forfeited Accounts.

Forfeitures of terminated Participants’ nonvested accounts reduce Company contributions and administrative expenses.

       2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Use of Estimates

The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant notes receivable are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

The Plan provides for investments in various investment securities which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Further, due to the level of risk associated with certain investment securities, it is at least reasonably possible that change in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Net Appreciation (Depreciation) in Fair Value of Investments

Net appreciation (depreciation) in fair value of investments includes realized and unrealized investment gains and losses.

Brokerage fees, if any, are added to the acquisition costs of assets purchased and subtracted from the proceeds of assets sold.

Plan Expenses

Certain administrative expenses of the Plan are paid by the Plan. The remaining administrative expenses are paid by the Company. The Plan is under no obligation to reimburse the Company for these expenses.

Clark, Inc. 401k Savings Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

3.	INVESTMENTS

The following investments represent 5% or more of the Plan’s net assets available for benefits.

	December 31,
	2005	2004

Morgan Stanley Institutional Small Company Growth Portfolio - Class B	$3,969,674	$3,466,182
Fidelity Blue Chip Growth Fund	4,789,200	4,420,517
Fidelity Low-Priced Stock Fund	7,290,804	6,813,010
Fidelity Equity Income Fund II	5,676,269	5,688,225
Fidelity Investment Trust Diversified International Fund	6,833,964	5,574,719
Spartan U.S. Equity Index Fund	6,092,553	6,222,229
Fidelity U.S. Bond Index Fund	3,304,786	3,056,503

  4.   INFORMATION CERTIFIED BY THE PLAN’S TRUSTEE

The plan administrator has elected the method of annual reporting compliance permitted by 29 CPR 2520.103-8 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA. Accordingly, the Trustee has certified that the following data included in the accompanying financial statements and supplemental schedules is complete and accurate:

	Year ended December 31,
	2005	2004

Investments, at fair value:
Mutual funds	$56,464,249	$50,351,668
Investment in Clark, Inc.	711,234	859,864
Common/collective trust	60,148	-
Self-directed brokerage accounts	-	135,255
Interest bearing cash	2,372,522	1,913,082
Participant loans	932,809	864,825
	$60,540,962	54,124,694

	Year ended December 31,
	2005	2004

Investment income:
Net appreciation in fair value of investments	$4,434,186	$5,348,745
Interest and dividend income	133,752	64,698
	$4,567,938	$5,413,443

5.	RELATED PARTIES

Certain Plan investments are shares of funds managed by Fidelity Investments, an entity affiliated with the trustee of the Plan, and therefore, these transactions qualify as exempt party-in-interest transactions.

The Plan permits investments in common stock of the Company. These transactions qualify as exempt party-in-interest transactions.

Clark, Inc. 401k Savings Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA and the Code. In the event of Plan termination, Participants will become 100% vested in their accounts.

    7.  REPORTABLE TRANSACTIONS

During the years ended December 31, 2005 and 2004, there were no loans in default or uncollectible or non-exempt transactions with parties-in-interest which would require supplemental presentation under United States Department of Labor regulations.

    8. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated March 18, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code.

The Plan has been amended since receiving its determination letter. The Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan continues to qualify under Section 401(a) and the related trust continues to be tax-exempt as of December 31, 2005. Therefore, no provision for income taxes is included in the Plan’s financial statements.

    9. RECENT ACCOUNTING PRONOUNCEMENTS

In December 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, which affects defined contribution pension plans and health and welfare plans that hold fully benefit-responsive investment contracts. The FSP is effective for financial statements for plan years ending after December 15, 2006. The adoption of this statement is not expected to result in a material impact on the Plan’s financial position and results of operations.

SUPPLEMENTAL INFORMATION

Clark, Inc. 401k Savings Plan
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2005

Identity of Issuer	Description of Investment	Current Value

	Mutual Funds
Morgan Stanley Funds	Morgan Stanley Institutional Small Company Growth Portfolio – Class B	$ 3,969,674
Domini Social Investments	Domini Institutional Trust Social Equity Fund	375,975
Janus Funds	Janus Advisor Series Capital Appreciation Fund	2,326,687
Ariel Funds	Ariel Fund	48,445
Allianz Funds	Allianz CCM Mid-Cap Fund - Administrative Class	153,881
PIMCO Funds	PIMCO High Yield Fund	78,782
Fidelity Investments *	Fidelity Select Health Care Portfolio	1,408,691
Fidelity Investments *	Fidelity Select Technology Portfolio	1,020,512
Fidelity Investments *	Fidelity Select Utilities Portfolio	486,626
Fidelity Investments *	Fidelity Select Financial Services Portfolio	1,047,601
Fidelity Investments *	Fidelity Blue Chip Growth Fund	4,789,200
Fidelity Investments *	Fidelity Low-Priced Stock Fund	7,290,804
Fidelity Investments *	Fidelity Equity Income Fund II	5,676,269
Fidelity Investments *	Fidelity Investment Trust Diversified International Fund	6,833,964
Fidelity Investments *	Fidelity Freedom Income Fund	376,614
Fidelity Investments *	Fidelity Freedom 2000 Fund	168,062
Fidelity Investments *	Fidelity Freedom 2010 Fund	1,235,447
Fidelity Investments *	Fidelity Freedom 2020 Fund	1,397,774
Fidelity Investments *	Fidelity Freedom 2030 Fund	2,952,020
Fidelity Investments *	Fidelity Select Natural Resources Portfolio	1,002,867
Fidelity Investments *	Fidelity Select Cyclical Industries Portfolio	267,813
Fidelity Investments *	Fidelity Select Consumer Industry Fund	192,794
Fidelity Investments *	Spartan U.S. Equity Index Fund	6,092,553
Fidelity Investments *	Fidelity U.S. Bond Index Fund	3,304,786
Fidelity Investments *	Fidelity Freedom 2040 Fund	2,059,675
Fidelity Investments *	Fidelity Freedom 2025 Fund	34,043
Fidelity Investments *	Fidelity Freedom 2035 Fund	100,626
Fidelity Investments *	Fidelity Freedom 2005 Fund	18
Fidelity Investments *	Fidelity Freedom 2015 Fund	25,611
Fidelity Investments *	Fidelity Value	353,449
Fidelity Investments *	Fidelity Balanced	1,343,389
Fidelity Investments *	Fidelity Spartan International Index	49,597

Clark, Inc. *	Employer Common Stock	711,234

	Interest Bearing Cash
Fidelity Investments *	Fidelity Retirement Money Market Fund	2,334,936
Clark, Inc. *	Clark, Inc.	37,586

	Common/Collective Trust Fund
Fidelity Investments *	Fidelity Managed Income Portfolio	60,148

Participant Loans *	Interest rates ranging from 5.00% to 10.50%	932,809
		$ 60,540,962

* - party-in-interest

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan), have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                          CLARK, INC. 401K SAVINGS PLAN

                          Clark, Inc.
                          Plan Administrator

Dated June 26, 2006     /s/ Chris Mitchell
                                          Chris Mitchell
          Plan Administrator